EXHIBIT 2

Board Letter

May 27, 2016

The Board of Directors

SunOpta, Inc.

2233 Argentia Road

Mississauga, Ontario L5N 2X7, Canada

Attn: Alan Murray, Chairman of the Board

Attn: Rik Jacobs, Chief Executive Officer

Dear Alan, Rik and Members of the Board:

I am writing to you on behalf of Tourbillon Capital Partners, L.P. (together with its affiliates, “Tourbillon” or “we”). Tourbillon currently beneficially owns 9.9% of the outstanding shares of SunOpta, Inc. (NASDAQ: STKL, TSE: SOY) (the “Company” or “SunOpta”), making us the Company’s largest shareholder.

We have participated in a long-term, ongoing private dialogue with the Company, principally with CEO Rik Jacobs and former CEO Steve Bromley. We have also had the chance to meet with Chairman Alan Murray and Director Margaret Shan Atkins. Through these interactions, we are optimistic that the Board of Directors (the “Board”) and management share our view that SunOpta possesses a uniquely attractive business in a rapidly growing field – sourcing hard-to-find organic, non-GMO ingredients and providing bespoke, organic and non-GMO private label food products to an underserved market. We also believe the Board and management share some of the frustration of shareholders over the Company’s poor absolute share price performance and share price underperformance relative to the market and industry peers over the last year, two years, and since the Company’s all-time high share price, respectively.

Share Price Performance			Since 10/31/2014 (All-Time High)
	1 Year	2 Year
SunOpta	(62.3%)	(71.7%)	(73.0%)
Russell 2000	(8.6%)	0.0%	(2.9%)
Industry Peer Group	6.6%	17.6%	11.1%

We have become increasingly concerned that the Company may be pursuing an uncertain business plan without a thorough evaluation of all value-maximizing alternatives. For the reasons set forth below, we urge the Company to immediately engage an independent investment bank to advise on a value maximization process – including the execution of a sales process – and to evaluate the results against other options including the risk-adjusted value of continuing to operate on a standalone basis.

Despite its strengths, the Company has been unable to translate its quality products and services into a thriving business with an attractive public market valuation. Our public and private diligence has confirmed that

SunOpta’s operations remain vastly under-optimized, which is affecting both business performance as well as valuation. Additionally, the Company has been unable to capture industry tailwinds – growing at ~7% yearly since 2011 (with acquisitions) while the industry has grown at ~13% yearly. In an attempt to address these gaps, SunOpta presented a thoughtful plan at its April 2016 Analyst Day. The plan called for enhancing the Company’s EBITDA margin profile to ~10% in 24-36 months from its current ~6% margin as well as targeting high single/low double digit consolidated revenue growth. We believe the market is giving the Company’s current strategy a vote of no confidence as the share price proceeded to fall 23% with the Russell 2000 up 3% over the same period.

The problems are not limited to operational inefficiencies and missteps; effective capital allocation appears to be elusive. Case-in-point, the acquisition of Sunrise Growers in July 2015, which was the most significant recent strategic decision made by the Board, has been followed by disappointing performance for shareholders, repeatedly missed expectations, and operating performance challenges. Continuing the trend and representative of shareholders’ lack of confidence in the Board and management, following announcement of the Sunrise acquisition, SunOpta’s share price proceeded to fall 64% with the Russell 2000 down 8% over the same period.

It remains our firm belief that if the Company were to fix its operational missteps, refocus and reprioritize its sales efforts, and effectively deploy capital, the Company would be worth several times what it is worth today. According to the plan that management laid out in April 2016, the Company should earn close to $0.80 of EPS in 24-36 months. Furthermore, based on our due diligence, if the Company is able to correct the operational issues entirely under its control – underutilization, cost of nonperformance, low yields, etc. – we believe that SunOpta can earn over $1.60 of EPS over the same time period. At the current price, SunOpta shares would be trading at 4.8x and 2.4x earnings, respectively, while peers trade around 20x earnings.

Unfortunately, we do not believe that the Board shares our urgency to correct these deficiencies. Therefore, the Company should immediately explore the potential value to shareholders that could be realized in a sale transaction to a strategic partner or a management buyout, and to evaluate the results of a fulsome sales process against other options including the risk-adjusted value of continuing to operate on a standalone basis. To the extent the Company is interested in pursuing a management buyout, we would be happy to have discussions about methods for us to participate in that. As we have seen many times in the market, tough changes may be best addressed in a private setting. While we are not pre-judging the outcome, we believe there is significant strategic interest in the Company at a substantial premium to the Company’s recent share price, as well as to the long-term, risk-adjusted standalone trading value, from multiple potential strategic and financial buyers. Simply put, we believe SunOpta can become a more valuable business as a part of a larger enterprise.

As such, we believe the Board would be doing a clear disservice to shareholders by spending significant additional capital on non-core growth initiatives without first obtaining an accurate measure of SunOpta’s value to an acquirer. Due to our growing concern that management and the Board no longer appear willing to consider all paths to maximize shareholder value nor inspire the necessary confidence from shareholders to deliver on the potential value, we feel compelled to share our views publicly.

We urge the Company to immediately engage an independent investment bank to advise on a value maximization process including a thorough sales process. Indications of Board commitment to this pathway are urgently needed, as shareholders are looking for leadership from both the Board and Rik as the new CEO. For our part as large and engaged shareholders, we are committed to seeing this change through, by considering all options including potentially seeking changes to the Board and management of the Company.

We look forward to a shareholder discussion on these issues in the coming weeks and we welcome your feedback.

Best regards,

Jason H. Karp

Chief Executive Officer and Chief Investment Officer

Tourbillon Capital Partners, L.P.